Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-158589
September 21, 2009
PRICING TERM SHEET
BRANDYWINE OPERATING PARTNERSHIP, L.P.
$250,000,000 7.500% GUARANTEED NOTES DUE 2015

Issuer:	Brandywine Operating Partnership, L.P.
Guarantor:	Brandywine Realty Trust
Size:	$250,000,000
Maturity:	May 15, 2015
Coupon (Interest Rate):	7.500%
Yield to Maturity:	7.625%
Spread to Benchmark Treasury:	5.162%
Benchmark Treasury:	2.375% due August 31, 2014
Benchmark Treasury Price / Yield:	99-19 / 2.463%
Interest Payment Dates:	May 15 and November 15, commencing on May 15, 2010
Redemption Provisions:
Make-whole call:	At any time based upon Treasury plus 75 basis points
Price to Public:	99.412% of principal amount
Type of Offering:	SEC registered
Trade Date:	September 21, 2009
Settlement Date:	T+4; September 25, 2009
CUSIP:	105340AK9
ISIN:	US105340AK93
Underwriters:
Bookrunners:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC
RBS Securities Inc.
Senior Co-managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Keegan & Company, Inc
PNC Capital Markets LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Co-managers:	Comerica Securities, Inc.

Commerzbank Capital Markets Corp.
RBC Capital Markets Corporation
Santander Investment Securities Inc.
SunTrust Robinson Humphrey, Inc.
Listing:	None
Ratings:	Moody’s Investor Services: Baa3
Standard & Poor’s Rating Services: BBB-
Fitch Ratings: BB+
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Brandywine Realty Trust Investor Relations collect at 610-325-5600 (or emailing howard.sipzner@bdnreit.com), Banc of America Securities LLC toll free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 212-834-4533, or Wells Fargo Securities, LLC toll free at 1-800-326-5897.